FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 2, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Signet Group plc

2) Name of director

Terry Burman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

See below

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

See below

18) Period during which or date on which exercisable

See below

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

See below

22) Total number of shares or debentures over which options held following this notification

7,513,003

23) Any additional information

See below

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......2 May 2003........

SIGNET GROUP PLC

Notification to Company Announcements Office of Director's Interest

Signet Group plc hereby notifies you pursuant to paragraph 16.13(c)(i) of the Listing Rules that on 30 April 2003 an award was made to Mr Terry Burman, a director of Signet Group plc, under the Signet Group plc 2000 Long Term Incentive Plan. Vesting of the award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it would be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc on payment of a nominal amount of US$1 irrespective of the number of shares in respect of which the option is exercised.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by 83.5p, the middle market quotation of an ordinary share on Tuesday 29 April 2003. The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Signet Group plc

2) Name of director

Walker Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See below

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See below

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

See below

7) Number of shares/amount of stock acquired

See below

8) Percentage of issued class

See below

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

See below

18) Period during which or date on which exercisable

See below

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

See below

22) Total number of shares or debentures over which options held following this notification

3,181,077

23) Any additional information

See below

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......2 May 2003........

SIGNET GROUP PLC

Notification to Company Announcements Office of Director's Interest

Signet Group plc hereby notifies you pursuant to paragraph 16.13(c)(i) of the Listing Rules that on 30 April 2003 an award was made to Mr Walker Boyd, a director of Signet Group plc, under the Signet Group plc 2000 Long Term Incentive Plan. Vesting of the award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it would be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc on payment of a nominal amount of £1 irrespective of the number of shares in respect of which the option is exercised.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by 83.5p, the middle market quotation of an ordinary share on Tuesday 29 April 2003. The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   May 2, 2003